August 4, 1998



Securities and Exchange Commission
Washington, D.C. 20549

Re:     American Champion Entertainment, Inc.
Registration Statement on Form S-3 (No. 333-60511)

Ladies and Gentlemen:

1) In connection with the above referenced registration statement, we hereby include the following delaying amendment language in such registration statement:

"The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement become effective on such date as the Commission acting pursuant to said section 8(a), may determine."

2) Please also note that our filing of this registration statement on August 3, 1998 contained an error in one tag under EDGAR format.

Line 16:                [EQUITY]        3156882 (is incorrect)

correct Line 16:        [EQUITY]        5690179.82




Very truly yours,

/s/ Anthony K. Chan
Anthony K. Chan
President and Chief Executive Officer

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